                                             June 28, 2012

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	National Fuel Gas Company

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 23, 2011

Definitive Proxy Statement on Schedule 14A

Filed January 20, 2012

Response dated May 18, 2012

File No. 1-3880

Dear Ms. Ransom:

Thank you for discussing with us on June 12, 2012 the Securities and Exchange Commission staff letter of comment dated May 7, 2012 and our response dated May 18, 2012. As we explained, the subjective performance measure that was a component of Mr. Bauer’s award under National Fuel Gas Company’s Executive Annual Compensation Incentive Program (EACIP) was one of six performance measures under the award, all of which were pre-established and communicated to Mr. Bauer at the time they were established. In addition, the outcome with respect to the subjective performance measure was substantially uncertain at the time the measure was established and communicated, as no portion of the potential payment with respect to the measure was in any way assured or guaranteed to Mr. Bauer. We acknowledge the staff’s position, however, that the subjective performance measure itself was too general to qualify the associated payment as non-equity incentive plan compensation. While we do not view Item 402 of Regulation S-K as requiring any particular level of specificity in the performance measures adopted in connection with non-equity incentive plan awards, we will take into account the staff’s position in our subsequent disclosures under Item 402 relating to the EACIP.

Sincerely, NATIONAL FUEL GAS COMPANY

By:	/s/ K. M. Camiolo
K. M. Camiolo Controller and Principal Accounting Officer